Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2007	2008
Fixed charges (a)
Interest expense	$156	$139
Amortization of debt issuance costs and debt discount	9	9
Portion of rental expense representative of interest	16	18

Total fixed charges	$181	$166

Earnings
Income (loss) before income taxes	$(83)	$(40)
Fixed charges per above	181	166

Total earnings	$98	$126

Ratio of earnings to fixed charges	*	*

*	Earnings for the three months ended March 31, 2007 and 2008 were inadequate to cover fixed charges by $83 million and $40 million, respectively.

(a)	Fixed charges for 2007 excludes approximately $28 million of expense associates with the redemption of the $400 million of senior floating rate notes due 2013.